[Sichenzia Ross Friedman Ference LLP Letterhead]

July 20, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  Matthew Crispino

Re:	Answers Corporation Registration Statement on Form S-3 filed June 15, 2009 File No. 333-159968

Dear Mr. Crispino:

This letter sets forth the responses of Answers Corporation, a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2009 concerning the Company’s Registration Statement on Form S-3 (File No. 333-159968) filed with the Commission on June 15, 2009 (the “Registration Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated July 11, 2009.  References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to Form S-3 which is being filed herewith.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Incorporation of Certain Information by Reference, page 4

1.
Please revise this section to incorporate by reference the Current Report on Form 8-K filed on June 15, 2009.  See Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations, available on our website.

We have revised this section to incorporate by reference the Current Report on Form 8-K filed on June 15, 2009.

Selling Stockholders, page 32

2.
Please tell us how you calculated the number of shares of common stock that may be issued as dividends to the holders of Series A and Series B convertible preferred stock. Please confirm your understanding that if the number of shares of common stock issued as dividends to the selling shareholders exceeds the number you have registered, you may not rely on Rule 416 to add the additional shares to this registration statement but must register those additional shares in a separate registration statement.  Also, we note that you have not included the shares of common stock that may be issued as in-kind dividends in the selling shareholder table.  Please revise the table to include the maximum number of shares that may be offered by the selling stockholders.

The number of shares that may be issued as dividends to the holders of Series A and Series B Preferred Stock was calculated based on a 6% per annum (as a percentage of the Stated Value per share) cumulative rate on each of the Series A and Series B Preferred Stock.  With respect to the Series A Preferred Stock, the initial Stated Value was $6,000,000 and as of March 31, 2009, $105,534 of dividends were accrued and added to Stated Value.  The attached spreadsheet shows the cumulative shares that can be issued as in-kind dividends on the Series A Preferred Stock at a $4.50 conversion price.  With respect to the Series B Preferred Stock, the initial Stated Value was $7,000,000 and the attached spreadsheet shows the cumulative number of shares that can be issued as in-kind dividends on the Series B Preferred Stock at a $5.50 conversion price.  We only calculated the number of shares of common stock that can be issued as in-kind dividends up to June 16, 2014 because that is the first date when the holders have the option to force the Company to redeem the Series A Preferred Stock and Series B Preferred Stock.

We hereby confirm our understanding that if the number of shares of common stock issued as dividends to the selling shareholders exceeds the number we have registered, we may not rely on Rule 416 to add the additional shares to the registration statement but must register those additional shares in a separate registration statement.  We have added the maximum number shares of common stock that may be issued as in-kind dividends to the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock to the Selling Stockholder table in Amendment No. 1 to Form S-3.

3.	In your response letter, please confirm that the selling stockholders are not broker-dealers or affiliates of a broker-dealer.

We hereby confirm that none of the selling stockholders are broker-dealers or affiliates of a broker-dealer.

Item 16. Exhibits, page 26

4.
Please incorporate by reference into this Form S-3 the Series B Warrant Agreement, the certificate of designation for your Series B Convertible Preferred Stock, the form of Series B Purchase Warrant and related agreements pertaining to the securities in this resale registration statement.

We have added the Series B Warrant Agreement, the certificate of designations for the Series B Convertible Preferred Stock, the form of Series B Purchase Warrant and the Registration Rights Agreement to the list of exhibits and incorporated by reference into the Form S-3 each document.

Item 17. Undertakings, page 27

5.
Please tell us why you are providing the Rule 430B undertaking pursuant to Item 512(a)(5)(i) rather than the 430C undertaking pursuant to Item 512(a)(5)(ii).  Rule 430B under the Securities Act does not appear to be applicable to your offering.

We have deleted the Rule 430B undertaking from Amendment No. 1 to Form S-3.

Exhibit 5.1

6.
We note the reference to Delaware General Corporation Law.  Please have counsel confirm to us in writing that counsel concurs with our understanding that the reference and limitation to “the General Corporation law of the State of Delaware” includes the statutory provisions and reported judicial decisions interpreting those provisions.

As legal counsel to the Company, we hereby confirm that we concur with your understanding that the reference and limitation to “the General Corporation law of the State of Delaware” in our legal opinion filed as Exhibit 5.1 to the Form S-3 includes the statutory provisions and reported judicial decisions interpreting those provisions.

Very truly yours,

/s/ Jeffrey J. Fessler
______________
         Jeffrey J. Fessler

Attachment

Answers Corporation - Dividends on Series A and B Preferred Stock

Series A Preferred Stock			Series B Preferred Stock

Increase in stated value due to dividends		2,327,362	Increase in stated value due to dividends		2,429,810
Number of shares @ $4.50 conversion price		517,192	Number of shares @ $5.50 conversion price		441,784

Initial stated value		6,000,000	Initial stated value		7,000,000
Stated value at March 31, 2009		6,105,534
Q2-2009	91,333	6,196,867	June 16 - June 30, 2009	17,261	7,017,261
Q3-2009	93,718	6,290,585	Q3-09	106,125	7,123,386
Q4-2009	95,135	6,385,720	Q4-09	107,730	7,231,116
Q1-2010	94,474	6,480,194	Q1-2010	106,981	7,338,097
Q2-2010	96,937	6,577,131	Q2-2010	109,770	7,447,867
Q3-2010	99,468	6,676,599	Q3-2010	112,637	7,560,504
Q4-2010	100,973	6,777,572	Q4-2010	114,340	7,674,844
Q1-2011	100,271	6,877,843	Q1-2011	113,546	7,788,390
Q2-2011	102,885	6,980,728	Q2-2011	116,506	7,904,896
Q3-2011	105,572	7,086,300	Q3-2011	119,549	8,024,445
Q4-2011	107,169	7,193,469	Q4-2011	121,356	8,145,801
Q1-2012	107,607	7,301,076	Q1-2012	121,853	8,267,654
Q2-2012	109,217	7,410,293	Q2-2012	123,676	8,391,330
Q3-2012	112,068	7,522,361	Q3-2012	126,905	8,518,235
Q4-2012	113,763	7,636,124	Q4-2012	128,824	8,647,059
Q1-2013	112,973	7,749,097	Q1-2013	127,930	8,774,989
Q2-2013	115,918	7,865,015	Q2-2013	131,265	8,906,254
Q3-2013	118,945	7,983,960	Q3-2013	134,692	9,040,946
Q4-2013	120,744	8,104,704	Q4-2013	136,729	9,177,675
Q1-2014	119,906	8,224,610	Q1-2014	135,780	9,313,455
April 1 - June 15, 2014	102,752	8,327,362	April 1 - June 15, 2014	116,355	9,429,810

Total number of shares for dividends	958,976
Number of shares for conversion of Series B Preferred stock	1,272,727
Number of shares for the Series B Warrants	636,364

Number of shares to be registered	2,868,067